SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                    Youth Services International, Inc.
                             (Name of Issuer)

                  Common Stock, Par Value $.01 Per Share
                      (Title of Class of Securities)

                                 987816105
                              (Cusip Number)

                             December 31, 1998
          (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987816105

1.  Name of Reporting Person:

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Delaware


              5.   Sole Voting Power: -0-
Number of
Shares
Beneficially       6.   Shared Voting Power: -0-
Owned By
Each
Reporting               7.   Sole Dispositive Power: -0-
Person
With
              8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    686,828 (1)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares:
                                                            / /


11. Percent of Class Represented by Amount in Row (9): 5.7% (2)


12. Type of Reporting Person: PN

--------------
(1) Includes 686,828 shares of stock obtainable upon conversion of the Issuer's 7.0% Convertible Subordinated Notes due 2007 (the "Bonds") as follows: 207,732 shares obtainable upon conversion by HBK Securities Ltd. of $2,590,500 principal amount of the Bonds held by HBK Securities Ltd.; (ii) 144,342 shares obtainable upon conversion by HBK Offshore Fund Ltd. of $1,800,000 principal amount of Bonds held by HBK Offshore Fund Ltd.; (iii) 323,928 shares obtainable upon conversion by HBK Finance L.P. of $4,039,500 principal amount of Bonds held by HBK Finance L.P.; and (iv) 10,826 shares obtainable upon conversion by HBK Main Street Investments L.P. of $135,000 principal amount of Bonds held by HBK Main Street Investments L.P. Pursuant to an Investment Management Agreement, upon conversion by HBK Securities Ltd. and HBK Offshore Fund Ltd. of the Bonds held by each such entity, the Reporting Person will have sole voting and dispositive power over the shares obtainable thereby and neither of HBK Securities Ltd. nor HBK Offshore Fund Ltd. will have any beneficial ownership of such shares. Pursuant to an Amended and Restated Management Agreement with HBK Fund L.P. and HBK Capital L.P., upon conversion by HBK Finance L.P. and HBK Main Street Investments L.P. of the Bonds held by each such entity, the Reporting Person will have shared voting and dispositive power over the shares obtainable thereby.

(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 12,008,086.

CUSIP No. 987816105

1.  Name of Reporting Person:

    HBK Finance L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Delaware


              5.   Sole Voting Power: -0-
Number of
Shares
Beneficially       6.   Shared Voting Power: -0-
Owned By
Each
Reporting               7.   Sole Dispositive Power: -0-
Person
With
              8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    323,928 (1)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
                                                            / /


11. Percent of Class Represented by Amount in Row (9): 2.8% (2)


12. Type of Reporting Person: BD

--------------
(1) Includes 323,928 shares of stock obtainable upon conversion of $4,039,500 principal amount of the Bonds. Pursuant to an Amended and Restated Management Agreement, upon conversion, voting and dispositive power over these shares will be shared with HBK Investments, L.P.

(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 11,645,186.

CUSIP No. 987816105

1.  Name of Reporting Person:

    HBK Main Street Investments L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Delaware


              5.   Sole Voting Power: -0-
Number of
Shares
Beneficially       6.   Shared Voting Power: -0-
Owned By
Each
Reporting               7.   Sole Dispositive Power: -0-
Person
With
              8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    10,826 (1)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
                                                            / /


11. Percent of Class Represented by Amount in Row (9): 0.1% (2)


12. Type of Reporting Person: PN

--------------
(1) Includes 10,826 shares of stock obtainable upon conversion of $135,000 principal amount of the Bonds. Pursuant to an Amended and Restated Management Agreement, upon conversion, voting and dispositive power over these shares will be shared with HBK
    Investments L.P.

(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 11,332,084.

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated March 26, 1998 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share, of Youth Services International, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(b).    Address of Principal Business Office, or if None, Residence.

    Item 2(b) is hereby amended and restated in its entirety as follows:

    The principal business office for each of the Item 2 Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Item 4.  Ownership.

    Item 4 is hereby amended and restated in its entirety as follows:

    (a) - (b)

    Reporting Person

    Pursuant to an Investment Management Agreement with HBK Securities
Ltd. ("Securities"), Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 207,732 shares of Stock obtainable upon conversion of $2,590,500 principal amount of the Bonds held by Securities, which constitutes approximately 1.7% of the 12,008,086 shares of the Stock deemed to be outstanding thereunder. Also, pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. ("Offshore"), Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 144,342 shares of Stock obtainable upon conversion of $1,800,000 principal amount of the Bonds held by Offshore, which constitutes approximately 1.2% of the 12,008,086 shares of the Stock deemed to be outstanding thereunder. Also, pursuant to an Amended and Restated Management Agreement, Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 323,928 shares of the Stock obtainable upon conversion of $4,039,500 principal amount of the Bonds held by Finance, which constitutes approximately 2.7% of the 12,008,086 shares of the Stock deemed to be outstanding thereunder. Finally, pursuant to an Amended and Restated Management Agreement, Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 10,826 shares of the Stock obtainable upon conversion of $135,000 principal amount of the Bonds held by Main Street, which constitutes approximately 0.1% of the 12,008,086 shares of the Stock deemed to be outstanding thereunder.

    Pursuant to Rule 13d-3(d)(1)(i), Finance may be deemed to be the beneficial owner of 323,928 shares of Stock obtainable upon conversion of $4,039,500 principal amount of the Bonds held by Finance, which constitutes approximately 2.8% of the 11,645,186 shares deemed to be outstanding thereunder.

    Pursuant to Rule 13d-3(d)(1)(i), Main Street may be deemed to be the beneficial owner of 10,826 shares of Stock obtainable upon conversion of $135,000 principal amount of the Bonds held by Main Street, which constitutes approximately 0.1% of the 11,332,084 shares deemed to be outstanding thereunder.

    Controlling Persons

    Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 686,828 shares of the Stock, which constitutes approximately 5.7% of the 12,008,086 shares of the Stock deemed to be outstanding.

    Each of (1) Fund, as sole general partner of Finance and Main
Street, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 334,754 shares of the Stock, which constitutes approximately 2.9% of the 11,656,012 shares of the Stock deemed to be outstanding.

    Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 686,828 shares of the Stock, which constitutes approximately 5.7% of the 12,008,086 shares of the Stock deemed to be outstanding.

    To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

    (c)

    None of the Item 2 Persons has any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:     February 11, 1999



                             HBK INVESTMENTS L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese (1)



                             HBK FINANCE L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese (2)



                             HBK MAIN STREET INVESTMENTS L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese (3)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.

(3) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Main Street Investments L.P. previously has been filed with the Securities and Exchange Commission.

                               EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1     Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.